CUSIP No. 687380105	Page 1 of 22 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 5

Under the Securities Exchange Act of 1934

ORRSTOWN FINANCIAL SERVICES, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

687380105
(CUSIP Number)

Mr. Richard Lashley
PL Capital, LLC
47 E. Chicago Avenue
Suite 336
Naperville, IL  60540
(973) 360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 687380105	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 379,711
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 379,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 687380105	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 245,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 245,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 687380105	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,712
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 687380105	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 83,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 83,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 687380105	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 83,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 83,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 687380105	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 463,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 463,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 687380105	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 463,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 463,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 687380105	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 463,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 463,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 687380105	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 687380105	Page 11 of 22 Pages

Item 1.	Security and Issuer

This amended Schedule 13D relates to the common stock, no par value (“Common Stock”), of Orrstown Financial Services, Inc. (the “Company” or “Orrstown”).  The address of the principal executive offices of the Company is 77 East King Street, P.O. Box 250, Shippensburg, PA 17257.

Item 2.	Identity and Background

This amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the initial Schedule 13D filed on October 22, 2012.

●	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

●	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

●	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

●	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

●
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

●	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

●	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

●	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC;

(a)-(c)           This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

CUSIP No. 687380105	Page 12 of 22 Pages

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP;

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 47 E. Chicago Avenue, Suite 336, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 463,455 shares of Common Stock of the Company acquired at an aggregate cost of $3,718,150.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”) on such firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no members of the PL Capital Group have margin from BNP Paribas or other loans outstanding secured by Common Stock except Focused Fund and Financial Edge Fund.

The amount of funds expended by Financial Edge Fund to acquire the 245,847 shares of Common Stock it holds in its name is $1,955,782.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BNP Paribas.

CUSIP No. 687380105	Page 13 of 22 Pages

The amount of funds expended by Financial Edge Strategic to acquire the 84,712 shares of Common Stock it holds in its name is $664,762.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 49,152 shares of Common Stock it holds in its name is $394,832.  Such funds were provided from Focused Fund’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 83,744 shares of Common Stock it holds in its name is $702,774.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by BNP Paribas.

Item 4.	Purpose of Transaction

This is the PL Capital Group’s fifth amended Schedule 13D filing.  The PL Capital Group owns 5.7% of the Company’s Common Stock, based upon the Company’s aggregate outstanding shares as of May 9, 2013.  PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued.  PL Capital’s intent is to monitor the performance of the Company and the actions of the Company’s management and board, and where needed, to assert PL Capital Group’s stockholder rights.

As discussed in more detail below, in December 2012 the PL Capital Group objected to certain by-law amendments effected by Orrstown that imposed director eligibility requirements related to residency (contained in Section 3-12, Article III) and prohibited directors from serving as a management official of another bank (contained in Section 3-14, Article III).  The company was unwilling to voluntarily remove or revise the amendments, and the PL Capital Group filed a complaint in federal district court.  The PL Capital Group has now agreed to settle the action, with the Company agreeing to amend the Company’s bylaws to rescind the director eligibility requirements related to residency (contained in Section 3-12, Article III) and not serving as a management official of another bank (contained in Section 3-14, Article III).

The PL Capital Group and the Company entered into the Settlement and General Release Agreement (the “Settlement Agreement”) on January 31, 2013.  A copy of the Settlement Agreement is attached as Exhibit 6 to Amendment No. 4 to the Schedule 13D filed on February 5, 2013.  Under the terms of the Settlement Agreement, in consideration of the action of the PL Capital Group discussed below, the Company, among other things, has agreed (1) to amend the Company’s bylaws to rescind the director eligibility requirements related to residency (contained in Section 3-12, Article III) and not serving as a management official of another bank (contained in Section 3-14, Article III); and (2) from the date of the Settlement Agreement through the last day of the Company’s 2014 Annual Meeting of Shareholders, not to implement any changes to the Company’s articles of incorporation or bylaws that would prevent the PL Capital Group from nominating a candidate to run for a seat on the Company’s Board of Directors.  The Company has also agreed to pay the reasonable legal fees and expenses of the PL Capital Group related to the litigation, not to exceed $125,000 in the aggregate.

CUSIP No. 687380105	Page 14 of 22 Pages

Under the terms of the Settlement Agreement, the PL Capital Group agreed to, among other things: (1) not bring any shareholder proposals before the Company’s 2013 Annual Meeting of Shareholders (the “2013 Annual Meeting”); (2) move to have the shareholder derivative action dismissed; (3) withdraw the nomination of Mr. Lashley to be elected as a member of the board of directors at the 2013 Annual Meeting,; and (4) refrain from nominating any other director nominee through the last day of the 2013 Annual Meeting.  The PL Capital Group has also agreed to advise the Company, within 10 days of the filing of the Company’s 2013 third Quarter Form 10-Q (the “Third Quarter 10-Q”), whether it will nominate a candidate to run for a seat on the Board at the Company’s 2014 Annual Meeting of Shareholders to be held in April 2014 (the “2014 Annual Meeting”).  If the PL Capital Group does not nominate a candidate to run for a seat on the Board in 2014 within 10 days of the filing of the Third Quarter 10-Q, the PL Capital Group has agreed to refrain from, among other things, taking the following actions:  nominating any Board candidate for the 2014 Annual Meeting; waging any proxy contests at the 2014 Annual Meeting; making any shareholder proposals at the 2014 Annual Meeting commenting on any allegations of improper conduct by the Company or its directors, as alleged in the derivative complaint, through the last day of the 2014 Annual Meeting; and disparaging the Company or its directors through the last day of the 2014 Annual Meeting.

If the PL Capital Group notifies the Company within 10 days of the filing of the Company’s Third Quarter 10-Q that it does not intend to nominate a candidate to run for a seat on the Board at the 2014 Annual Meeting, the Company has agreed to not to implement any changes to the Company’s articles of incorporation or bylaws that would prevent the PL Capital Group from nominating a candidate to run for a seat on the Company’s Board of Directors at the 2015 Annual Meeting of Shareholders.  The Settlement Agreement contains other customary terms for an agreement of this type, including a release of claims relating to the claims raised by the PL Capital Group in the shareholder derivative action.

Prior to the settlement, the Company voluntarily amended its bylaws, effective as of January 24, 2013, to replace certain super-majority shareholder voting requirements with majority voting requirements.  The PL Capital Group had proposed similar amendments as one of the shareholder proposals that the PL Capital Group had intended to bring before the 2013 annual shareholder meeting.

On January 7, 2013, the PL Capital Group filed a shareholder derivative action to redress what it believes is the wrongful adoption and discriminatory application of the by-law amendments adopted by Orrstown on November 19, 2012.  A copy of the complaint is attached as Exhibit 5 to Amendment No. 3 to the Schedule 13D filed on January 8, 2013.

On December 28, 2012, legal counsel for Orrstown informed PL Capital’s legal counsel that the board of Orrstown had met and decided not to remove or revise the by-law amendments made on November 19, 2012.  PL Capital’s legal counsel informed Orrstown’s legal counsel that PL Capital therefore intends to file a lawsuit shortly and pursue a proxy contest at the 2013 Annual Meeting.

CUSIP No. 687380105	Page 15 of 22 Pages

On December 28, 2012, PL Capital principal John Palmer, on behalf of the Financial Edge Fund, mailed a notice of intent to nominate Richard Lashley for election as a director at the 2013 Annual Meeting of Shareholders of Orrstown.  That letter also included four shareholder proposals that the PL Capital Group intends to include in its proxy statement for consideration at the 2013 Annual Meeting.  A copy of the notice of intent to nominate is attached as Exhibit 4 to Amendment No. 2 to the Schedule 13D filed on December 31, 2012.

On December 26, 2012, PL Capital principals Richard Lashley and John Palmer had a conference call with Orrstown’ CEO Thomas Quinn and CFO David Boyle and Orrstown’s legal advisors to discuss the factors that PL Capital would consider before instituting legal action to challenge the by-law amendments adopted by Orrstown on November 19, 2012 and pursuing a proxy contest at the 2013 Annual Meeting of Shareholders.   Prior to the phone call, PL Capital provided Orrstown and its legal advisors a list of factors that PL Capital would consider before instituting a legal action and/or a proxy contest in 2013 and beyond, a copy of which is attached as Exhibit 3 to Amendment No. 2 to the Schedule 13D filed on December 31, 2012.  During the call, CEO Thomas Quinn stated that Orrstown did not intend to remove or revise the amendments adopted on November 19, 2012.  PL Capital requested that Mr. Quinn formally request his board to review that decision, in light of the factors that PL Capital provided to Orrstown.

On December 3, 2012, PL Capital principals Richard Lashley and John Palmer sent a letter to Mr. Joel Zullinger, Chairman of Orrstown, a copy of which is attached as Exhibit 2 to Amendment No. 2 to the Schedule 13D filed on December 31, 2012.  In that letter, they objected to the by-law amendments made by Orrstown, as reflected in a Current Report on Form 8-K that Orrstown filed with the SEC on November 19, 2012.   The PL Capital Group will attempt to work with Mr. Zullinger and the board of directors of Orrstown to remove or revise the amendments that PL Capital believes are objectionable.  If those attempts are not successful, the PL Capital Group will likely pursue legal action.

Unless otherwise noted in this amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

CUSIP No. 687380105	Page 16 of 22 Pages

Item 5.	Interest in Securities of the Company

The percentages used in this amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 8,090,988, reported as the number of outstanding shares as of May 1, 2013, in the Company’s Quarterly Report on Form 10-Q filed on May 9, 2013.

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)	Financial Edge Fund

(a)-(b)           See cover page.

(c)	Financial Edge Fund made the following sales (and no purchases) of Common Stock during the past 60 days:

Date	Number of Shares (-Sold) Purchased	Price per Share	Total (Cost) Proceeds
03/18/2013	-73	$13.81	$1,008
03/20/2013	-300	$14.63	$4,389
03/21/2013	-165	$14.49	$2,392
03/22/2013	-589	$14.71	$8,667
04/08/2013	-4,000	$14.77	$59,098
04/09/2013	-4,795	$14.79	$70,944
04/17/2013	-744	$14.93	$11,109
04/23/2013	-3,317	$15.01	$49,807
04/24/2013	-849	$14.99	$12,727
05/01/2013	-6,983	$14.97	$104,568
05/02/2013	-2,720	$14.97	$40,721
05/03/2013	-5,012	$15.02	$75,301
05/07/2013	-3,400	$15.35	$52,223
05/08/2013	-5,000	$15.79	$78,988
05/09/2013	-1,100	$15.65	$17,218
05/10/2013	-1,300	$15.66	$20,365
05/13/2013	-1,900	$15.74	$29,914

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

CUSIP No. 687380105	Page 17 of 22 Pages

(B)	Financial Edge Strategic

(a)-(b)           See cover page.

(c)	Financial Edge Strategic made the following sales (and no purchases) of Common Stock during the past 60 days:

Date	Number of Shares (-Sold) Purchased	Price per Share	Total (Cost) Proceeds
04/08/2013	-1,700	$ 14.76	$ 25,092
04/15/2013	-736	$ 14.93	$ 10,990
04/23/2013	-800	$ 14.99	$ 11,990
04/25/2013	-1,785	$ 15.00	$ 26,782
05/06/2013	-5,000	$ 15.25	$ 76,231
05/09/2013	-500	$ 15.64	$ 7,821

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)           See cover page.

(c)	Focused Fund made the following sales (and no purchases) of Common Stock during the past 60 days:

Date	Number of Shares (-Sold) Purchased	Price per Share	Total (Cost) Proceeds
04/02/2013	-1,882	$ 14.77	$ 27,803
04/03/2013	-1,158	$ 14.81	$ 17,146
04/08/2013	-1,000	$ 14.74	$ 14,740
04/12/2013	-3,520	$ 14.99	$ 52,757
04/17/2013	-1,600	$ 14.95	$ 23,925
04/23/2013	-461	$ 14.94	$ 6,888
05/09/2013	-250	$ 15.62	$ 3,906
05/14/2013	-2,000	$ 15.94	$ 31,889

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

CUSIP No. 687380105	Page 18 of 22 Pages

(D)	Goodbody/PL LP

(a)-(b)           See cover page.

(c)	Goodbody/PL LP made the following sales (and no purchases) of Common Stock during the past 60 days:

Date	Number of Shares (-Sold) Purchased	Price per Share	Total (Cost) Proceeds
03/27/2013	-1,500	$ 14.79	$ 22,181
03/28/2013	-4,467	$ 14.79	$ 66,056
04/01/2013	-827	$ 14.74	$ 12,189
04/04/2013	-333	$ 14.70	$ 4,895
04/08/2013	-1,809	$ 14.76	$ 26,705
04/19/2013	-1,883	$ 14.95	$ 28,159
04/23/2013	-600	$ 14.97	$ 8,980
04/25/2013	-290	$ 14.88	$ 4,314
05/07/2013	-3,000	$ 15.36	$ 46,078
05/09/2013	-350	$ 15.63	$ 5,472

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)           PL Capital

(a)-(b)           See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)           PL Capital Advisors

(a)-(b)           See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

CUSIP No. 687380105	Page 19 of 22 Pages

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)           Goodbody/PL LLC

(a)-(b)           See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)           Mr. John W. Palmer

(a)-(b)           See cover page.

(c)	Mr. Palmer did not purchase or sell any shares of Common Stock directly.

(I)           Richard J. Lashley

(a)-(b)           See cover page.

(c)	Mr. Lashley did not purchase or sell shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D, which was filed on October 22, 2012, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 687380105	Page 20 of 22 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*

2	Letter to Mr. Joel Zullinger*

3	List of Factors Related to Legal Action and Proxy Contest*

4	Nomination and Shareholder Proposal Letter*

5	Derivative Complaint*

6	Settlement and General Release Agreement*

* Previously filed.

CUSIP No. 687380105	Page 21 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           May 16, 2013

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 687380105	Page 22 of 22 Pages

GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley